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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                               CAMINUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   133766 10 5
                                 --------------
                                 (CUSIP Number)


                                  Kenneth Liang
                       Managing Director & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                 (213) 830-6300
----- -------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 27, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      133766 10 5                    PAGE   2   OF    8    PAGES
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                                  SCHEDULE 13D


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      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
-------------- ----------------------------------------------------------------
      2
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                        (b) / /

-------------- ----------------------------------------------------------------
      3
               SEC USE ONLY

-------------- ----------------------------------------------------------------
      4
               SOURCE OF FUNDS

               OO
-------------- ----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

-------------- ----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
-------------------- ------- --------------------------------------------------
                       7     SOLE VOTING POWER
     NUMBER OF               3,968,823
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
                             None

                     ------- --------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             3,968,823
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             None
-------------- ----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,968,823
-------------- ----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                       / /

-------------- ----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               27.1%
-------------- ----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               IA;OO
-------------- ----------------------------------------------------------------


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CUSIP NO.      133766 10 5                    PAGE   3   OF    8    PAGES
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                                  SCHEDULE 13D


-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                        (b) / /

-------------- ----------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------------------------------------------------
      4        SOURCE OF FUNDS

               WC
-------------- ----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

-------------- ----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------- ------- --------------------------------------------------
                       7     SOLE VOTING POWER
     NUMBER OF               3,968,823
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                     ------- --------------------------------------------------
                       8     SHARED VOTING POWER
                             None

                     ------- --------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             3,968,823
                     ------- --------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             None

-------------- ----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,968,823
-------------- ----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                       / /

-------------- ----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               27.1%
-------------- ----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               PN
-------------- ----------------------------------------------------------------


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CUSIP NO.      133766 10 5                    PAGE   4   OF    8    PAGES
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ITEM 1. SECURITY AND ISSUER

This Statement relates to Common Stock, par value $0.01 per share (the "Common Stock") of Caminus Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 747 Third Avenue, New York, NY 10017.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) & (f)

This Statement is filed on behalf of:
    (i) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and
    (ii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund").

(i)  Oaktree

The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

EXECUTIVE OFFICERS AND MEMBERS

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial and
                           Administrative Officer
Kenneth Liang              Managing Director and General Counsel

(iii)    The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The Oaktree Fund is an investment partnership, and Oaktree is its sole general partner. (See information in section (ii) above regarding Oaktree and its members and executive officers.) The names and addresses of the portfolio managers of the Oaktree Fund are listed below. All individuals listed below are citizens of the United States of America.

Bruce A. Karsh
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

Stephen A. Kaplan
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071


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CUSIP NO.      133766 10 5                    PAGE   5   OF    8    PAGES
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(d) & (e)

During the last five years, neither Oaktree nor the Oaktree Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Oaktree Fund beneficially owns an aggregate of 3,968,823 shares of Common Stock. The Oaktree Fund acquired 3,968,54 shares of common stock upon the exchange for 41,669,715 Series A Membership Interests of Caminus LLC, the predecessor of the Company. An aggregate of $17,140,506 of working capital funds was paid by the Oaktree Fund as consideration for such membership interests. In addition, the Oaktree Fund received 434,939 shares from the cashless exercise of options allocated to the initial investors of Caminus LLC. On January 27, 2000, in connection with the initial public offering, the Oaktree Fund sold 434,657 shares for $14.88 per share.

ITEM 4. PURPOSE OF TRANSACTION

The Oaktree Fund acquired the shares of Common Stock for investment purposes. Oaktree, as the general partner of the Oaktree Fund, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by the Oaktree Fund. The investment strategy of the Oaktree Fund is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree and the Oaktree Fund may be sold. In connection with the Issuer's initial public offering, the Oaktree Fund entered into a lock-up agreement pursuant to which it agreed, subject to certain exceptions, that it will not offer, sell or otherwise dispose of any of the shares of Common Stock owned by it prior to July 27, 2000 without the prior written consent of the representatives of the underwriters in the initial public offering. Subject to the terms of the lock-up agreement, sales by the Oaktree Fund may be made at any time without further prior notice. Other than as disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, to other shareholders of the Issuer independently or at a regularly scheduled or special meeting of the shareholders or to other third parties regarding such matters.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) Each of the Oaktree Fund and Oaktree, as general partner of the Oaktree Fund, may be deemed to beneficially own 3,968,823 shares of Common Stock or 27.1% of the Common Stock outstanding (based on 14,665,693 shares outstanding on January 27, 2000). To the best of the Oaktree Funds and Oaktree's knowledge, none of the other people named in response to Item 2 own any securities of the Issuer.

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CUSIP NO.      133766 10 5                    PAGE   6   OF    8    PAGES
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  (b) Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Fund. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

  (c) Except for the sale of 434,657 shares of Common Stock in connection with the initial public offering on January 27, 2000, neither Oaktree nor the Oaktree Fund, and to the best of their knowledge, none of the other people named in response to Item 2 has effected transactions involving the Issuer's Common Stock during the last 60 days.

  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by Oaktree and the Oaktree Fund, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Oaktree Fund, receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund.

Christopher S. Brothers, a director of the Issuer and a Senior Vice President of the Oaktree, is eligible to participate in the Issuer's stock option plan but has not received any stock options pursuant to such plan. Pursuant to Oaktree policies, Mr. Brothers cannot retain any such stock options granted to him or shares issued pursuant thereto and assigns all pecuniary and voting interests, including sole discretion on the exercise and sale of such options, to the Oaktree Fund.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Statement:

  Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


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CUSIP NO.      133766 10 5                    PAGE   7   OF    8    PAGES
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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 9th day of February, 2000.


OAKTREE CAPITAL MANAGEMENT, LLC


 /s/ Kenneth Liang
-----------------------------------------------
By:      Kenneth Liang
Title:   Managing Director and General Counsel



OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC
Its:     General Partner


 /s/ Kenneth Liang
-----------------------------------------------
By:      Kenneth Liang
Title:   Managing Director and General Counsel


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CUSIP NO.      133766 10 5                    PAGE   8   of    8    PAGES
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                                EXHIBIT INDEX


  EXHIBIT NUMBER                          DESCRIPTION
  --------------                          -----------

      1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as arrended.